Exhibit 99.1

AGNICO EAGLE ANNOUNCES EXPLORATION JOINT VENTURE
IN COLOMBIA WITH NEWMONT CORPORATION

Toronto (September 29, 2020) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) ("Agnico Eagle") announced today that it has formed an Exploration Joint Venture (the "Joint Venture") in Colombia with Newmont Corporation (NYSE: NEM, TSX: NGT) ("Newmont"). The 50-50 Joint Venture, which will be operated by Agnico Eagle, will explore the Anza project and seek other prospective gold targets of district-scale potential in Colombia.

"The Anza project is well located within the Mid-Cauca belt in Colombia which hosts several world class gold deposits. Historical work on the project indicates the potential for various styles of mineralization, including porphyry, epithermal and VMS", said Guy Gosselin, Agnico Eagle's Senior Vice-President, Exploration. "Agnico Eagle has been actively looking at Colombia for some time, and this low-cost entry is consistent with our exploration strategy and existing investment in Royal Road Minerals. We look forward to working with our Joint Venture partner Newmont to advance the Anza project", added Mr. Gosselin.

The Anza project is a gold exploration project, comprising exploration contracts and applications totaling approximately 200 km2 located in the Mid-Cauca belt in Colombia. The project is 50 km west of Medellin and 60 km south from Zijin Mining's Buritica operation. More information on the Anza project and Newmont's previously announced Exploration Agreement with Orosur Mining Inc. ("Orosur") with respect to the Anza project can be found in Orosur's news release dated September 10, 2018.

Agnico Eagle will sole fund the Joint Venture until expenditures equal Newmont's previous investment in the Anza project (approximately $2.9 million), which is expected to be achieved in the next 12 months. Thereafter the parties will continue funding on a 50-50 basis.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden. Agnico Eagle and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Forward-Looking Statements

The information in this news release has been prepared as at September 29, 2020. Certain statements in this news release, referred to herein as "forward-looking statements", constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as "may", "will" or similar terms. Forward-looking statements in this news release include, without limitation, statements relating to the exploration and advancement of the Anza project and the anticipated timing of exploration spending.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

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